BTQ Technologies Joins the Cybersecurity and Privacy Institute at the University of Waterloo

● BTQ is pleased to announce its sponsorship with the Cybersecurity and Privacy Institute

("CPI") at the University of Waterloo and establishing a multi-year relationship for R&D collaboration

● CPI's mission is to be internationally recognized as a leading interdisciplinary research institute making significant impacts in improving information security and human privacy

● Earlier this year, CPI secured over $3.3 million in funding from the National Cybersecurity Consortium (NCC) under the Cyber Security Innovation Network (CSIN) program

VANCOUVER, BC, March 13, 2024 -- BTQ Technologies Inc. (the "Company" or "BTQ") (Cboe CA: BTQ, FSE:NG3, OTCQX:BTQQF), a global quantum technology company focused on securing mission critical networks, is pleased to announce its sponsorship with the Cybersecurity and Privacy Institute at the University of Waterloo. CPI's mission is to gain international recognition as a leading interdisciplinary research institute that makes significant impacts on improving information security and human privacy. To this end CPI is forging a path through interdisciplinary focus areas including quantum computing, data science, cryptography, artificial intelligence (AI), and the policy, legal, and social impacts of security and privacy.

BTQ is delighted to join the following leading companies supporting CPI: Mastercard, Blackberry, Tauria, RBC, and Amazon Web Services. CPI's mandate is to nurture and enhance Canada's leadership position in cybersecurity and privacy research by partnering with industry sponsors on real-world challenges and fostering world leading interdisciplinary talent. Through the ecosystem at CPI, BTQ will further benefit from an applied focus on complex real-world challenges.

Last year, CPI marked a significant milestone by securing over $3.3 million in funding, representing 30% of total awards, from the National Cybersecurity Consortium (NCC) under the Cyber Security Innovation Network (CSIN) program. This funding is a testament to CPI's pivotal role in shaping the future of cybersecurity and privacy research, further enhancing its capabilities and reach in these critical areas.

CPI is collaborating with BTQ to continue research and optimization on Preon by enabling efficient zero-knowledge proof-based post-quantum digital signature schemes. In July 2023, BTQ introduced Preon, a robust and efficient post-quantum signature scheme, showcasing distinctive features including small key size, rapid key generation, minimal assumptions, and flexible functionality. These attributes make it resistant to potential threats from both classical and quantum computers.

"BTQ is excited to be a part of the Cybersecurity and Privacy Institute at the University of Waterloo, a hub of groundbreaking research and innovation. This partnership underscores our commitment to addressing the complex challenges of the post-quantum era. Together, we aim to spearhead the development of advanced security protocols that will protect critical networks against emerging quantum threats. Our collaboration with Waterloo is a significant stride in safeguarding the digital infrastructure of the future and equipping the next wave of cybersecurity experts with the tools they need to succeed in this dynamic landscape."

- Olivier Roussy Newton, CEO of BTQ

"CPI is thrilled to partner with our new sponsor BTQ, to leverage our collective expertise and proactively contribute to the development of standards and solutions that overcome the challenges posed by quantum advancements. This sponsorship also fosters graduate level talent at UWaterloo, not only through spurring novel research, but by also supporting our CPI Excellence Graduate Scholarship. This commitment reflects our shared dedication to applied post-quantum cybersecurity research and talent development."

- Colin Russell, Managing Director, Cybersecurity and Privacy Institute

Cybersecurity and Privacy Institute

Cybersecurity and privacy are emerging as central issues our society must address in the coming decade to secure our future. The Cybersecurity and Privacy Institute (CPI) at the University of Waterloo, is tackling these challenges head-on by fostering interdisciplinary research collaborations and increasing the visibility and strength of Waterloo's cybersecurity and privacy research. CPI is advancing discoveries and partnerships in numerous application areas including: Quantum computing & communication, Data science, Cryptography, Artificial intelligence, as well as Policy, Legal, and Social impacts of security and privacy. CPI's vision is to be internationally recognized as a leading interdisciplinary research institute making significant impacts in improving information security and human privacy. UWaterloo and CPI are uniquely capable of devising effective cybersecurity and privacy tools and technologies, commercializing these advancements, developing the next generation of cybersecurity leaders, and leading industry-academic collaboration.

For more information on CPI, visit Website | LinkedIn

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information:

E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither the NEO nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.